UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

Central Pacific Financial Corp.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value per share

(Title of Class of Securities)

154760409
(CUSIP Number of Class of Securities)

Glenn K.C. Ching

Senior Vice President, Corporate Secretary and General Counsel

220 South King Street

Honolulu, Hawaii 96813

(808) 544-0500

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

with a copy to:

Alison S. Ressler

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, California 90067

(310) 712-6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$68,800,000	$8,861.44

*              Calculated solely for purposes of determining the amount of the filing fee.  This amount is based on the offer to purchase up to $68,800,000 in value of common stock, no par value per share, of Central Pacific Financial Corp.

**                                  The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $128.80 per million dollars of the value of the transaction.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0—11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,861.44                                                                                                                                               Filing Party: Central Pacific Financial Corp.
Form or Registration No.: 005-38206                                                                                                                                        Date Filed: February 21, 2014

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d–1.

☒                                  issuer tender offer subject to Rule 13e–4.

☐                                    going-private transaction subject to Rule 13e–3.

☐                                    amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:                           ☒

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by Central Pacific Financial Corp., a Hawaii corporation (“Central Pacific” or the “Company”), on February 21, 2014 and amended by Amendment No. 1 on February 28, 2014 and Amendment No. 2 on March 24, 2014 (the “Schedule TO”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to $68,800,000 in value of shares of our common stock, no par value per share (the “Shares”), together with the associated rights (the “Rights”) to purchase the Junior Participating Preferred Stock, Series C (the “Series C Preferred Stock”) issued pursuant to the Tax Benefits Preservation Plan, dated as of November 23, 2010 (as amended, the “Tax Benefits Preservation Plan”), between the Company and Wells Fargo Bank, National Association, as rights agent, at a price not greater than $21.00 nor less than $18.50 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated February 21, 2014 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Amendment No. 3 is being filed in accordance with Rule 13e-4(c)(3) under the Exchange Act.

This Amendment No. 3 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 3 by reference.

Item 11.                                                         Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On March 28, 2014, the Company issued a press release announcing the final results of the Offer, a copy of which is filed as Exhibit (a)(5)(D) to the Schedule TO and is incorporated by reference herein.

Item 12.                                                         Exhibits

Item 12 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(D)                                                 Press Release issued by Central Pacific, dated March 28, 2014 (filed herewith).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTRAL PACIFIC FINANCIAL CORP.

	By:	/s/ Glenn K.C. Ching
	Name:	Glenn K.C. Ching
	Title:	Senior Vice President, General
Counsel and Corporate Secretary
Date: March 28, 2014

Exhibit Index

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated February 21, 2014.*

(a)(1)(B)	Letter of Transmittal (including guidelines on “What Number to Give the Depository” on IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Letter to 401(k) Retirement Savings Plan Participants.*

(a)(1)(G)	Form of Summary Advertisement.*

(a)(5)(A)	Press Release issued by Central Pacific Financial Corp. on February 21, 2014.*

(a)(5)(B)	Employee communication issued on February 21, 2014.*

(a)(5)(C)	Press Release issued by Central Pacific Financial Corp. on March [24], 2014.*

(a)(5)(D)	Press Release issued by Central Pacific Financial Corp. on March 28, 2014.

(d)(1)	Repurchase Agreement, entered into as of February 20, 2014, by and between Central Pacific Financial Corp. and ACMO-CPF, L.L.C.*

(d)(2)	Repurchase Agreement, entered into as of February 20, 2014, by and between Central Pacific Financial Corp. and Carlyle Financial Services Harbor, L.P.*

(d)(3)	Split Dollar Life Insurance Plan.(1)(4)

(d)(4)	Central Pacific Bank Supplemental Executive Retirement Plan.(4)(8)

(d)(5)	The Registrant’s 1997 Stock Option Plan, as amended.(4)(5)

(d)(6)	The Registrant’s 2004 Stock Compensation Plan, as amended.(2)(4)

(d)(7)	The Registrant’s Directors’ Deferred Compensation Plan.(4)(6)

(d)(8)	Form of Restricted Stock Award Agreement.(4)(7)

(d)(9)	The Registrant’s Long-Term Executive Incentive Plan, effective January 1, 2005.(4)(5)

(d)(10)	Amendment No. 2008-1 to the Registrant’s Long-Term Executive Incentive Plan.(3)(4)

(d)(11)	The Registrant’s 2004 Annual Executive Incentive Plan.(4)(7)

(d)(12)	Amendment No. 2008-1 to the Registrant’s 2004 Annual Executive Incentive Plan dated December 31, 2008.(3)(4)

(d)(13)	Letter Agreement, dated January 9, 2009, including the Securities Purchase Agreement—Standard Terms incorporated by reference therein, between the Registrant and the Treasury.(9)

(d)(14)	Restricted Stock Unit Agreement with John C. Dean dated May 24, 2010.(4)(10)

d)(15)	Written Agreement by and among the Registrant, Federal Reserve Bank of San Francisco and Hawaii Division of Financial Institutions dated July 2, 2010.(11)

(d)(16)	Restricted Stock Unit Agreement with Lawrence D. Rodriguez dated August 27, 2010.(4)(12)

(d)(17)	Investment Agreement, dated November 4, 2010, between the Registrant and Carlyle Financial Services Harbor, L.P.(9)

(d)(18)	Investment Agreement, dated November 4, 2010, between the Registrant and ACMO-CPF, L.L.C.(9)

(d)(19)	Amendment No. 1 dated December 20, 2010 to Investment Agreement between the Registrant and Carlyle Financial Services Harbor, L.P.(13)

(d)(20)	Amendment No. 1 dated December 20, 2010 to Investment Agreement between the Registrant and ACMO-CPF, L.L.C.(13)

(d)(21)	Form of Subscription Agreement by and between the Registrant and the Additional Investors.(14)

(d)(22)	Amendment No. 2 dated February 10, 2011 to Investment Agreement between the Registrant and Carlyle Financial Services Harbor, L.P.(15)

(d)(23)	Amendment No. 2 dated February 10, 2011 to Investment Agreement between the Registrant and ACMO-CPF, L.L.C.(15)

(d)(24)	Amendment No. 2011-1 to the Registrant’s 2004 Annual Executive Incentive Plan.(4)(17)

(d)(25)	Amendment No. 2012 to 2004 Stock Compensation Plan.(4)(18)

(d)(26)	Form of Stock Option Agreement for 2004 Stock Compensation Plan.(4)(18)

(d)(27)	Form of Restricted Stock Unit Grant Agreement for 2004 Stock Compensation Plan.(4)(18)

(d)(28)

Tax Benefits Preservation Plan, dated as of November 23, 2010, between the Registrant and Wells Fargo Bank, National Association, which includes the Form of Certificate of Designation for the Junior Participating Preferred Stock, Series C, as Exhibit A, Form of Right Certificate as Exhibit B and Form of Summary of Terms as Exhibit C.(19)

(d)(29)	2013 Stock Compensation Plan.(4)(20)

(d)(30)	Form of Stock Option Grant Agreement.(4)(20)

(d)(31)	Form of Restricted Stock Grant Agreement.(4)(20)

(d)(32)	Form of Restricted Stock Unit Agreement.(4)(20)

(d)(33)	Form of Stock Appreciation Rights Grant Agreement.(4)(20)

(d)(34)	Form of Key Employee Restricted Stock Unit Grant Agreement.(4)(20)

(d)(35)	Amendment to Tax Benefits Preservation Plan, dated as of January 31, 2014, between the Registrant and Wells Fargo Bank, National Association.(21)

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.

(1)	Filed as Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1991, filed with the Securities and Exchange Commission on March 27, 1992.

(2)	Filed as Exhibits 3.1 and 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission on February 29, 2012.

(3)

Filed as Exhibits 10.1, 10.15, 10.17, 10.19 and 10.21 to the Registrant’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 2, 2009.

(4)	Denotes management contract or compensation plan or arrangement.

(5)	Filed as Exhibits 10.8 and 10.9 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed with the Securities and Exchange Commission on March 28, 1997.

(6)	Filed as Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on March 30, 2001.

(7)	Filed as Exhibits 10.9 and 10.20 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 16, 2005.

(8)	Filed as Exhibits 10.19, 14.1 and 14.2 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 15, 2006.

(9)	Filed as Exhibits 10.20, 10.32 and 10.33 to the Registrant’s Registration Statement on Form S-1/A, filed with the Securities and Exchange Commission on April 1, 2011.

(10)	Filed as Exhibits 10.1 and 10.2 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 25, 2010.

(11)	Filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 9, 2010.

(12)	Filed as Exhibits 10.1 and 10.2 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 27, 2010.

(13)	Filed as Exhibits 10.1 and 10.2 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 21, 2010.

(14)	Filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 27, 2010.

(15)	Filed as Exhibits 10.1 and 10.2 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 11, 2011.

(16)	Filed as Exhibit 10.1 and Annex A to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 22, 2011.

(17)	Filed as Appendix B to the Registrant’s Definitive Proxy Statement on Form DEF 14A filed with the Securities and Exchange Commission on March 4, 2011.

(18)	Filed as Exhibits 10.1, 10.2 and 10.3 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 30, 2012.

(19)	Filed as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 24, 2010.

(20)	Filed as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 1, 2013.

(21)	Filed as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 31, 2014.